UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES NOTICE OF THE SUMMON TO ORDINARY SHAREHOLDERS’ MEETING

(Santiago, Chile, March 31th, 2015) – Compañía Cervecerías Unidas S.A. (CCU) announces that it was published the notice of the summon to the Ordinary Shareholders’ Meeting to be held on April 15th 2015 at the Sala de Arte CCU, located at Av. Vitacura N°2670, 1st Floor, Las Condes, Santiago, Chile, on Wednesday at 12:00 o’clock Chilean time, in order to address the following subjects:

1.	Account of the Chairman.
2.	Approval of the Annual Report, Financial Statements and External Auditors’ Report corresponding to the fiscal year ended on December 31, 2014.
3.	Distribution of the profits accrued during fiscal year 2014 and dividend payment.
4.	Dividend policy presentation and procedures to be used in the distribution of dividends.
5.	Determination of the Board of Directors member’s remuneration for fiscal year 2015.
6.	Determination of the Committee of Directors budget and remuneration for its members for fiscal year 2015.
7.	Determination of the Audit Committee budget and remuneration for its members for fiscal year 2015.
8.	External Auditors appointment for the 2015 fiscal year.
9.	Committee of Directors' activities during fiscal year 2014 report.
10.	Account on operations with related entities according to Title XVI of Chilean Law N° 18,046.
11.	Review all other matters that are of corporate interest and subject to the Shareholders’ Meeting's competence pursuant to applicable law and the Corporation's by-laws.

The shareholders registered at midnight of April 9th, 2015 are entitled to attend the Shareholders’ Meeting.

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard, Compañía Pisquera Bauzá S.A. and Coors Brewing Company. For further information, visit www.ccu.cl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 31, 2015